Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

NOTICE OF ANNUAL GENERAL MEETING

The attached Notice of Annual General Meeting issued by Noah Holdings Private Wealth and Asset Management Limited (the “Company”) serves as the notice of Annual General Meeting (the “Annual General Meeting” or “AGM”) required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the circular required under Rule 13.73 of the Hong Kong Listing Rules. This notice is also available for viewing on the Company’s website at ir.noahgroup.com.

Unless otherwise specified, terms defined in this notice shall have the same meanings in the circular of the Company dated April 25, 2025 (the “Circular”). Details regarding the resolutions in this notice are set out in the Circular.

The Annual General Meeting will be held physically at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong on Thursday, June 12, 2025 at 9:00 a.m. Hong Kong time (or 9:00 p.m. on Wednesday, June 11, 2025, New York time), and at any adjourned meeting thereof, for the purpose to consider and vote on the following:

ORDINARY RESOLUTIONS

1.	To receive and consider the audited consolidated financial statements of the Company and the reports of the Directors and auditor of the Company for the year ended December 31, 2024;

2.	(A) To re-elect the following directors of the Company (the “Directors”):

(i)	Ms. Jingbo Wang, to serve as a Director, subject to her earlier resignation or removal;

(ii)	Mr. Zhe Yin, to serve as a Director, subject to his earlier resignation or removal;

(iii)	Mr. David ZHANG, to serve as a non-executive Director under the Hong Kong Listing Rules and an independent Director under the rules and regulations of the NYSE, subject to his earlier resignation or removal; and

(iv)	Ms. Xiangrong LI, to serve as an independent Director, subject to her earlier resignation or removal;

(B)  To authorize the Board to fix the remuneration of the Directors;

3.	(A)	To consider, approve and declare Final Dividend of RMB275.0 million (approximately US$37.7 million) in aggregate in respect of the year ended December 31, 2024, which will be paid out of the corporate actions budget equivalent to 50% of the non-GAAP net income attributable to Shareholders during the year ended December 31, 2024 to Shareholders whose names appear on the register of members of the Company as of the Dividend Record Date; if declared and paid, a Final Dividend of RMB0.826 (equivalent to approximately US$0.113, or approximately HK$0.879) per share (tax inclusive) in respect of the year ended December 31, 2024 will be paid out to Shareholders who are entitled to dividends, subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment; and

(B)	To consider, approve and declare Special Dividend of RMB275.0 million (approximately US$37.7 million) in aggregate, which will be paid out of the accumulated return surplus cash from the years prior to 2024, to Shareholders whose names appear on the register of members of the Company as of the Dividend Record Date; if declared and paid, a non-recurring Special Dividend of RMB0.826 (equivalent to approximately US$0.113, or approximately HK$0.879) per share (tax inclusive) will be paid out to Shareholders who are entitled to dividends, subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment;

4.	To re-appoint Deloitte Touche Tohmatsu as the auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix its remuneration for the year ending December 31, 2025; and

5.	As special business, to consider and if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

(A)	“That:

(i)	subject to paragraph (iii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares in the capital of the Company (including any sale or transfer of treasury shares) or securities convertible into shares, or options, warrants or similar rights to subscribe for shares or such convertible securities of the Company and to make or grant offers, agreements and/or options (including bonds, warrants and debentures convertible into shares of the Company) which may require the exercise of such powers be and is hereby generally and unconditionally approved;

(ii)	the approval in paragraph (i) of this resolution above shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and/or options which may require the exercise of such power after the end of the Relevant Period;

(iii)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (or be sold or transferred out of treasury) (whether pursuant to options or otherwise) by the Directors during the Relevant Period (as hereinafter defined) pursuant to paragraph (i) of this resolution above, otherwise than pursuant to (1) a Rights Issue (as hereinafter defined); (2) the grant or exercise of any option under the option scheme of the Company or any other option, scheme or similar arrangement for the time being adopted for the grant or issue to the directors, officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; (3) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association in force from time to time; or (4) any issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing convertible notes issued by the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into shares of the Company, shall not exceed 20 per cent of the aggregate number of the shares of the Company in issue (excluding treasury shares) as of the date of passing this resolution and the said approval shall be limited accordingly; and

(iv)	for the purpose of this resolution:

(a)	“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(1)	the conclusion of the next annual general meeting of the Company;

(2)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of Association to be held; and

(3)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the Shareholders in general meeting; and

(b)	“Rights Issue” means an offer of shares in the capital of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for shares, open for a period fixed by the Directors to holders of shares in the capital of the Company or any class thereof whose names appear on the register of members on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or, having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the exercise or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, any recognized regulatory body or any stock exchange applicable to the Company).”

(B)	“That:

(i)	subject to paragraph (iii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares and/or shares underlying the ADSs of the Company on the Hong Kong Stock Exchange or on any other stock exchange on which the shares of the Company may be listed and recognized for this purpose by the Securities and Futures Commission and the Hong Kong Stock Exchange under the Code on Share Buy-backs and, subject to and in accordance with all applicable laws and the Hong Kong Listing Rules, be and is hereby generally and unconditionally approved;

(ii)	the approval in paragraph (i) of this resolution above shall be in addition to any other authorization given to the Directors and shall authorize the Directors on behalf of the Company during the Relevant Period (as hereinafter defined) to procure the Company to repurchase its shares and/or shares underlying the ADSs at a price determined by the Directors;

(iii)	the aggregate number of the shares of the Company in issue, which may be repurchased by the Company during the Relevant Period (as hereinafter defined) pursuant to the approval in paragraph (i) above shall not exceed 10 per cent of the aggregate number of the shares of the Company in issue (excluding treasury shares) as of the date of passing of this resolution, and the said approval shall be limited accordingly;

(iv)	subject to the passing of each of the paragraphs (i), (ii) and (iii) of this resolution, any prior approvals of the kind referred to in paragraphs (i) and (iii) of this resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(v)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of Association to be held; and

(c)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the Shareholders in general meeting.”

(C)	“That conditional upon the resolutions numbered 5(A) and 5(B) set out in the notice convening this meeting being passed, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and otherwise deal with new shares of the Company (including any sale or transfer of treasury shares) and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to the ordinary resolution numbered 5(A) set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate number of the shares of the Company in issue which may be allotted or agreed conditional or unconditionally to be allotted (or be sold or transferred out of treasury) by the Directors pursuant to such general mandate of an amount representing the aggregate number of the shares and/or shares underlying the ADSs of the Company in issue repurchased by the Company under the authority granted pursuant to ordinary resolution numbered 5(B) set out in the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent of the aggregate number of the shares of the Company in issue (excluding treasury shares) as of the date of passing of this resolution.”

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on Thursday, April 17, 2025, Hong Kong time, as the record date (the “Shares Record Date”) of ordinary shares.

Holders of the ordinary shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned and postponed meeting thereof. ADS holders of record as of the close of business on Thursday, April 17, 2025, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs, and are not permitted to attend or vote in person at the AGM.

ATTENDING THE AGM

Only holders of Shares as of the Shares Record Date are entitled to attend and vote at the AGM.

If typhoon signal no. 8 or above, or a “black” rainstorm warning signal or “extreme conditions” announced by the Hong Kong Government is in force at any time between 9:00 a.m. and 11:00 a.m. on the date of the AGM, the AGM will be postponed. The Company will post an announcement on the websites of the Stock Exchange (https://www.hkexnews.hk) and the Company (ir.noahgroup.com) to notify shareholders of the date, time and place of the adjourned meeting.

PROXY FORM AND ADS VOTING CARD

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his/her/its rights at the AGM. Holders of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote in respect of the ordinary shares represented by their ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting instruction card (for holders of ADSs), both of which are available on the website of the Company at ir.noahgroup.com.

Holders of the Shares on the Company’s register of members as of the Shares Record Date shall to date, execute and return the proxy form to the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares), and holders of ADSs as of the ADS Record Date shall to date, execute and return the ADS voting instruction card to Citibank, N.A. (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 9:00 a.m. on June 10, 2025, Hong Kong time, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Citibank, N.A. must receive your voting instructions in the ADS voting instruction card by no later than 10:00 a.m. on June 3, 2025, New York time, to enable the votes attaching to the ordinary shares represented by your ADSs to be cast at the AGM. For the avoidance of doubt, treasury shares, if any and registered under the name of the Company, are not entitled to vote at the AGM. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury shares held under the name of CCASS shall abstain from voting at the Company’s general meeting(s).

ANNUAL REPORT

You may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at ir.noahgroup.com, or the Hong Kong Stock Exchange’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited Jinbo Wang
Chairwoman of the Board

Hong Kong, April 25, 2025

As of the date of this notice, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinghong Meng and Ms. May Yihong Wu as independent Directors.